November 19, 2014

VIA EDGAR AND FEDEX

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	First American Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 001-34580

Dear Mr. Rosenberg:

Thank you for the comments contained in your letter dated November 10, 2014 regarding the filing referenced above. This letter responds to your comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your comment below in bold type, followed by the Company’s response:

1.	Please tell us the dollar amount of escrow deposits held at the Company’s federal savings bank subsidiary classified as cash and cash equivalents versus as debt and equity securities at December 31, 2012 and 2013 and September 30, 2014. Tell us the nature of any restrictions as to the use of these escrow deposits and why classification as cash and cash equivalents is appropriate. Refer to ASC 230-10. Also tell us your consideration of the disclosures required by Rule 5-02.1 of Regulation S-X.

RESPONSE: Presented below are balances of cash and cash equivalents, debt securities and equity securities at the Company’s wholly-owned federal savings bank, First American Trust, FSB (“First American Trust”), at September 30, 2014 and December 31, 2013 and 2012. While it is not possible for banking institutions to track their invested deposits at an account level, the substantial majority of the asset balances below relate to escrow deposits.

	September 30,	December 31,
(in thousands)	2014	2013	2012
Cash and cash equivalents	$659,593	$227,592	$181,876
Debt securities	$1,794,304	$1,533,096	$1,388,965
Equity securities	$1,280	$1,514	$422

The Company’s subsidiaries that receive escrow deposits in connection with real estate transactions deposit these customer escrow funds with First American Trust or with third-party financial institutions. These escrow funds are placed in deposit accounts, which are segregated from general operating accounts, and insured, up to applicable limits, by the Federal Deposit Insurance Corporation or the National Credit Union Administration. Once escrow funds are deposited with a financial institution there is no restriction placed by the escrow customer on how those funds may be utilized by that financial institution. First American Trust invests these escrow deposits in cash equivalents and debt securities, as appropriate, which are reflected accordingly on the Company’s consolidated balance sheet, with an offsetting deposit liability.

We reviewed ASC 230-10 and concluded that those escrow funds deposited with First American Trust and classified as cash and cash equivalents are appropriately classified as there are no restrictions placed by the escrow customer on the use of such funds by First American Trust. We reviewed Rule 5-02.1 of Regulation S-X and concluded that no additional disclosure is required because First American Trust is not restricted by the escrow customers in its usage of these funds. First American Trust, as a regulated financial institution, is subject to a variety of banking regulations and requirements, which may restrict the nature and type of investments it can make; however these regulations and requirements do not impact the ability of First American Trust to use these funds for its general banking operations. We have concluded that these regulations and requirements do not impact the classification of cash and cash equivalents or require additional disclosure.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Mark E. Seaton
Mark E. Seaton
Executive Vice President, Chief Financial Officer

cc:	Sasha Parikh, Senior Staff Accountant

Keira Nakada, Senior Staff Accountant